

Mail Stop 3720

November 17, 2016

Jianguo Xu
Chief Executive Officer
Apollo Acquisition Corporation
800 E. Colorado Blvd., Suite 888
Pasadena, CA 91101

      Re: Apollo Acquisition Corporation
               Form 10-K for Fiscal Year Ended June 30, 2016
               Filed September 27, 2016
               File No. 000-54179

Dear Mr. Xu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please provide the audit report of your financial statements for the year ended June 30, 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dean Suehiro, Senior Staff Accountant at (202) 551-3384 or me at

(202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications